SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CHARTER COMMUNICATIONS, INC.

(Name of Subject Company (Issuer))

CHARTER COMMUNICATIONS, INC.

(Name of Filing Person Company (Issuer))

Options to Purchase Common Stock
par value $.001 per share
(Title of Class of Securities)

16117M107
(CUSIP Number of Class of Securities)
(Underlying Class A Common Stock)

Curtis S. Shaw, Esq.
Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, Missouri 63131
(314) 965-0555
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of
Filing Persons)

Copies to:
Alvin G. Segel, Esq.
Irell & Manella LLP
1800 Avenue of the Stars, Suite 900
Los Angeles, California 90067
(310) 277-1010

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$16,734,870	$1,353.85

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 22,929,573 shares of Class A common stock of Charter Communications, Inc. having an aggregate value of $16,734,870 will be exchanged and cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Section 13(e) of the

Securities Exchange Act of 1934, as amended, Rule 0-11 thereunder, Fee Rate Advisory No. 11 for fiscal year 2003 issued by the Securities and Exchange Commission on February 21, 2003 and Fee Rate Advisory No. 6 for fiscal year 2004 issued by the Securities and Exchange Commission on November 24, 2003, equals $80.90 for each $1,000,000 of the value of the transaction.

** Previously paid.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$1,353.85	Filing party:	Charter Communications, Inc.
Form or registration No.:	Schedule TO	Date filed:	January 20, 2004

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-l.
[X] issuer tender offer subject to Rule 13e-4.
[   ] going private transaction subject to Rule 13e-3.
[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [   ]

          This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed on January 20, 2004 (the “Tender Offer Statement”) relating to the offer by Charter Communications, Inc., a Delaware corporation (the “Company”) to exchange certain outstanding options having an exercise price of more than $10.00 per share for shares of Restricted Stock or cash, upon the terms and subject to the conditions set forth in the Offer to Exchange (the “Offer to Exchange”) and the related Election Agreement, copies of which were attached as exhibits to the Tender Offer Statement.

Item 1. Summary Term Sheet.

Item 1 of the Tender Offer Statement is hereby amended as follows:

The second paragraph under Question 36 (“How do I tender my options?”) on pages 12-13 of the Offer to Exchange is amended to replace the third sentence of the paragraph with the following:

Prior to confirming any tender of options on the Offer web site or the telephone election system, you will be asked to confirm that you have read this Offer to Exchange, the related election agreement and the applicable form of Restricted Stock Agreement and that you agree to accept the terms of the Offer.

In addition, each other place in the Offer to Exchange that states that the holder will be asked to confirm that such holder has read and understands the Offer to Exchange and related documents is amended to state that such holder has read the Offer to Exchange and related documents.

Item 4. Terms of the Transaction.

Item 4(a) of the Tender Offer Statement is hereby amended as follows.

The paragraph entitled “Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects” on page 20 of the Offer to Exchange under Section 3 (“Procedures for Tendering Options”) is amended to replace the fourth sentence of the paragraph with the following:

We also reserve the right to waive any or all of the conditions of the Offer. We further reserve the right to waive any defect or irregularity in any election agreement, notice of withdrawal or tender with respect to any particular option or any particular option holder.

Bullet point (c)(5) on page 24 of the Offer to Exchange under Section 5 (“Conditions of the Offer”) is replaced in its entirety with the following:

     (5) any increase or decrease of 30% or more in the market price of shares of our Class A common stock after the close of business on January 15, 2004 or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), operations or prospects of Charter or our subsidiaries or on the trading in our Class A common stock or on the achievement of the purposes of the Offer;

Subparagraph (e) on page 24 of the Offer to Exchange under Section 5 (“Conditions of the Offer”) is replaced in its entirety with the following:

     (e) any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of Charter or any of our subsidiaries that, in our reasonable judgment, is materially adverse to Charter or any of our subsidiaries.

Item 7. Source and Amount of Funds or Other Consideration.

Item 7(a) of the Tender Offer Statement is hereby amended as follows:

The first paragraph under the heading entitled “Consideration” on page 25 of the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock”) is amended to replace the last sentence of the paragraph with the following:

The Black-Scholes option-pricing model is a commonly used option valuation method which relies on various assumptions, including the expected remaining term of the options, the volatility of our Class A common stock, the risk-free rate of interest, expected dividends, the option exercise price and the approximate price of our Class A common stock at the time our board of directors first approved the Offer in principle, which was on October 28, 2003.

Item 8. Interest in Securities of the Subject Company.

Item 8(a) of the Tender Offer Statement is hereby amended as follows:

Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Our Securities”) on page 32 of the Offer to Exchange is amended to add the following after the first paragraph:

     The following table sets forth, as of January 15, 2004, our directors and executive officers who are eligible to participate in the Offer and their beneficial ownership of options that are eligible to be exchanged in the Offer:

Name	Eligible Options

Carl E. Vogel	3,400,000
Margaret “Maggie” A. Bellville	0
Derek Chang	0
Wayne H. Davis	40,000
Michael P. Huseby	0
Paul E. Martin	105,000
Steven A. Schumm	947,681
Curtis S. Shaw	374,000

Total:	4,866,681

Item 10. Financial Statements.

Item 10(a) of the Tender Offer Statement is hereby amended as follows:

Section 16 (“Additional Information”) on pages 38-39 of the Offer to Exchange is amended to delete the first two full paragraphs on page 39 and replace them with the following:

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offer to Exchange to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Offer to Exchange, except as so modified or superseded. For the avoidance of doubt, information furnished pursuant to Item 9 or 12 of Form 8-K shall not be deemed incorporated herein or otherwise to form a part hereof.

Item 12. Exhibits.

Exhibit (a)(2) of the Tender Offer Statement, and corresponding Exhibit III of the Offer to Exchange, are amended to replace the sentence that states: “I have read and understand the Offer Documents and by electing to participate I agree to accept the terms of this offer” with the following:

I have read the Offer Documents and by electing to participate I agree to accept the terms of this offer.

Exhibit (a)(3) of the Tender Offer Statement, and corresponding Exhibit IV of the Offer to Exchange, are amended to replace the sentence that states: “I have read and understand the Offer Documents and by electing to participate I agree to accept the terms of this offer” with the following:

I have read the Offer Documents and by electing to participate I agree to accept the terms of this offer.

Exhibit (a)(4) of the Tender Offer Statement, and corresponding Exhibit V of the Offer to Exchange, are amended to replace the sentence that states “I have read and understand the Offer Documents” with the following:

I have read the Offer Documents.

Exhibit (a)(11) is amended to replace Speech 10 with the following:

•	If 1 is pressed

You have elected to exchange your options. By Pressing 1 you acknowledge that you have read the Offer to Exchange and you agree to accept the terms of the Offer

•	continue at speech 15

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARTER COMMUNICATIONS, INC.

	By:	/s/ Steven A. Schumm
	Name:	Steven A. Schumm
	Title:	Executive Vice President—Chief Administrative Officer

Dated: February 6, 2004

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

(a)(1)	Offer to Exchange, dated January 20, 2004.*

(a)(2)	Form of Personalized Statement and Election Agreement (Restricted Stock).*

(a)(3)	Form of Personalized Statement and Election Agreement (Cash).*

(a)(4)	Form of Notice of Withdrawal.*

(a)(5)	Form of Letter to Employees.*

(a)(6)	Form of email to Employees regarding Personal Identification Number.*

(a)(7)	Text of e-mail to Employees, dated November 24, 2003 (previously filed on Schedule TO-C dated November 25, 2003).

(a)(8)	Charter Communications Stock Option Exchange Program Overview Brochure.*

(a)(9)	Text of Frequently Asked Questions.*

(a)(10)	Text of information provided on Offer web site.*

(a)(11)	Charter Communications Stock Option Exchange Program Telephone Election System script.*

(a)(12)	Power point presentation to Employees.*

(a)(13)	Poster announcement regarding the Stock Option Exchange Program (previously filed on Schedule TO-C dated January 16, 2004).

(a)(14)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2002, filed on April 15, 2003 and incorporated by reference herein (File No. 000-27927).

(a)(15)	The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed on November 3, 2003 and incorporated by reference herein (File No. 000-27927).

(a)(16)	Election Confirmation (Restricted Stock).*

(a)(17)	Election Confirmation (Cash).*

(b)	Not applicable.

(d)(1)	Form of Grant Notice and Restricted Stock Agreement (Employees of the

Exhibit No.	Description of Exhibit

Rank of Senior Vice President and Above).*

(d)(2)	Form of Grant Notice and Restricted Stock Agreement (Employees Below the Rank of Senior Vice President).*

(d)(3)	Charter Communications Option Plan, incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on July 22, 1999 (File No. 333-77499).

(d)(4)	Assumption Agreement regarding Option Plan, dated as of May 25, 1999, by and between Charter Communications Holdings, LLC and Charter Communications Holding Company, LLC, incorporated by reference to Exhibit 10.13 to Amendment No. 6 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on August 27, 1999 (File No. 333-77499).

(d)(5)	Form of Amendment No. 1 to The Charter Communications Option Plan, incorporated by reference to Exhibit 10.10(c) to Amendment No. 4 to the Company’s registration statement on Form S-1 filed on November 1, 1999 (File No. 333-83887).

(d)(6)	Amendment No. 2 to The Charter Communications Option Plan, incorporated by reference to Exhibit 10.4(c) to the Company’s Annual Report on Form 10-K filed on March 30, 2000 (File No. 000-27927).

(d)(7)	Amendment No. 3 to The Charter Communications Option Plan, incorporated by reference to Exhibit 10.14(e) to the Company’s Annual Report on Form 10-K filed on March 29, 2002 (File No. 000-27927).

(d)(8)	Amendment No. 4 to The Charter Communications Option Plan, incorporated by reference to Exhibit 10.10(f) to the Company’s Annual Report on Form 10-K filed on April 15, 2003 (File No. 000-27927).

(d)(9)	Charter Communications, Inc. 2001 Stock Incentive Plan, incorporated by reference to Exhibit 10.25 to the Company’s Quarterly Report on Form 10-Q filed on May 15, 2001 (File No. 000-27927).

(d)(10)	Amendment No. 1 to the Charter Communications, Inc. 2001 Stock Incentive Plan, incorporated by reference to Exhibit 10.11(b) to the Company’s Annual Report on Form 10-K filed on April 15, 2003 (File No. 000-27927).

(d)(11)	Amendment No. 2 to the Charter Communications, Inc. 2001 Stock Incentive Plan, incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q filed on November 14, 2001 (File No. 000-27927).

(d)(12)	Amendment No. 3 to the Charter Communications, Inc. 2001 Stock Incentive Plan, incorporated by reference to Exhibit 10.15(c) to the Company’s Annual Report on Form 10-K filed on March 29, 2002 (File No. 000-27927).

Exhibit No.	Description of Exhibit

(d)(13)	Amendment No. 4 to the Charter Communications, Inc. 2001 Stock Incentive Plan, incorporated by reference to Exhibit 10.11(e) to the Company’s Annual Report on Form 10-K filed on April 15, 2003 (File No. 000-27927).

(d)(14)	Amendment No. 5 to the Charter Communications, Inc. 2001 Stock Incentive Plan, incorporated by reference to Exhibit 10.11(f) to the Company’s Annual Report on Form 10-K filed on April 15, 2003 (File No. 000-27927).

(d)(15)	Form of Registration Rights Agreement, dated as of November 12, 1999, by and among the Company, Charter Investment, Inc., Vulcan Cable III, Inc., Paul G. Allen, Jerald L. Kent, Howard L. Wood and Barry L. Babcock, incorporated by reference to Exhibit 10.14 to Amendment No. 3 to the Company’s registration statement on Form S-1 filed on October 18, 1999 (File No. 333-83887).

(d)(16)	Form of Exchange Agreement, dated as of November 12, 1999, by and among the Company, Charter Investment, Inc., Vulcan Cable III, Inc. and Paul G. Allen, incorporated by reference to Exhibit 10.13 to Amendment No. 3 to the Company’s registration statement on Form S-1 filed on October 18, 1999 (File No. 333-83887).

*	Previously filed.